

Mail Stop 3561

November 17, 2015

Robert G. Schoenberger
Chief Executive Officer and President
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842

>   **Re: Unitil Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed January 28, 2015**
>   **File No. 1-8858**

Dear Schoenberger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Basis of Presentation
Regulatory Accounting, page 53

1. Please disclose the remaining recovery period of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Please refer to ASC 980-340-50-1.

Note 5: Debt and Financing Arrangements

Long-Term Debt and Interest Expense
Long-Term Debt Structure and Covenants, page 61

2. We note your disclosure in the discussion of financial covenants and restrictions on page 32 that long-term debt agreements contain covenants restricting your ability and the ability of your subsidiaries to pay dividends. However, in the last paragraph, you disclosure that there were no restrictions on your retained earnings for the payment of common dividends at December 31, 2014. Please tell us your consideration of disclosing the pertinent provisions of the most significant restrictions on your ability to pay dividends in accordance with Rule 4-08(a) of Regulation S-X, and explain to us why there are no restrictions on your retained earnings at December 31, 2014. In addition, please tell us whether the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, which would require the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

Note 8: Commitments and Contingencies

Legal Proceedings, page 73

3. Please confirm to us, if true, that you believe the ultimate resolution of legal and administrative proceedings and claims arising in the normal course of business will not have a material impact of your operating results or cash flows and revise your disclosure in future filings to disclose the same. If not true, please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or a statement that such an estimate cannot be made. In addition, revise your disclosure of the punitive class action complaint to provide similar disclosure. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products